Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following is a summary of Interactive Brokers Group, Inc.’s capital stock and provisions of our certificate of incorporation and bylaws, as each is currently in effect.  This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which are incorporated by reference as exhibits to this Annual Report on Form 10-K. When we use the terms “we,” “us,” and “our,” we mean solely Interactive Brokers Group, Inc. and not our subsidiaries.

Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 100 shares of Class B common stock, par value $0.01 per share and 10,000 shares of preferred stock. In this section, when we refer to “common stock,” we are referring to Class A common stock and Class B common stock, taken as a whole.

Common Stock

Except as otherwise provided in our organizational documents and applicable law, all shares of common stock are identical and entitle the holder to the same rights and privileges and subjects them to the same limitations and restrictions.  The principle difference between the Class A and Class B common stock concerns relative voting rights.

Class A common stock

Voting rights

The holders of Class A common stock are entitled to one vote per share. Holders of shares of Class A common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to our amended and restated certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class. However, amendments to the amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock (but not below the number of shares thereof then outstanding) shall be approved upon the affirmative vote of the holders of a majority of the shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend rights

Subject to the rights of any Preferred Stock, holders of Class A common stock share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors. Dividends consisting of shares of Class A common stock may be paid only as follows: (i) shares of Class A common stock may be paid only to holders of shares of Class A common stock; and (ii) shares are paid proportionally with respect to each outstanding share of Class A common stock. We may not subdivide or combine shares of either class of common stock without at the same time proportionally subdividing or combining shares of the other class. Dividends payable to holders of Class B common stock can only be paid if dividends in the same amount per share are simultaneously paid to holders of Class A common stock.

Liquidation rights

On our liquidation, dissolution or winding up and subject to the rights of any Preferred Stock, all holders of Class A common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock.

Other matters

In accordance with the amended and restated limited liability company agreement pursuant to which IBG LLC is governed, we intend to keep the number of outstanding IBG LLC membership interests owned by us equal to the number of outstanding shares of our common stock at all times.  This means that as we issue additional shares of our common stock we would expect to use the proceeds to acquire a corresponding number of shares in IBG LLC.  To the extent this occurs, existing common stockholders experience no material dilution with regard to their equity interest in IBG LLC as a result of the issuance of additional shares of our common stock.

In the event of our merger or consolidation with or into another company in connection with which shares of either class of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, are entitled to receive the same kind and amount of shares of stock and other securities and property (including cash), provided that if shares of either class of common stock are exchanged for shares of capital stock, such shares exchanged for or changed into may differ to the extent that the Class A common stock and the Class B common stock differ.

No shares of either class of common stock are subject to redemption or have preemptive rights to purchase additional shares of either class of common stock. All outstanding shares of Class A common stock have been legally issued, fully paid and nonassessable.

Class B common stock

Voting rights

The holders of Class B common stock, in the aggregate, are entitled to the number of votes equal to the number of IBG LLC membership interests held by such holders. IBG Holdings LLC, as the sole holder of the Class B common stock, is entitled to approximately 314 million votes, as of December 31,  2024.

Holders of shares of Class B common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Class B common stock and Class A common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class B common stock and Class A common stock, voting together as a single class. However, amendments to the certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Notwithstanding the foregoing, any amendment to our amended and restated certificate of incorporation to increase or decrease the authorized shares of any class of common stock (but not below the number of shares thereof then outstanding) shall be approved upon the affirmative vote of the holders of a majority of the shares of Class B common stock and Class A common stock, voting together as a single class.

Dividend rights

Subject to the rights of any Preferred Stock, holders of Class B common stock share ratably (based on the number of shares of common stock held) in any dividend declared by the board of directors. Dividends consisting of shares of Class B common stock may be paid only as follows: (i) shares of Class B common stock may be paid only to holders of shares of Class B common stock; and (ii) shares are paid proportionally with respect to each outstanding share of Class B common stock. We may not subdivide or combine shares of either class of common stock without at the same time proportionally subdividing or combining shares of the other class. Dividends payable to holders of Class B common stock can only be paid if dividends in the same amount per share are simultaneously paid to holders of Class A common stock.

Liquidation rights

On our liquidation, dissolution or winding up and subject to the rights of any Preferred Stock, all holders of Class B common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock.

Other matters

In the event of our merger or consolidation with or into another company in connection with which shares of either class of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, are entitled to receive the same kind and amount of shares of stock and other securities and property (including cash), provided that, if shares of either class of common stock are exchanged for shares of capital stock, such shares exchanged for or changed into may differ to the extent that the Class A common stock and the Class B common stock differ.

No shares of either class of common stock are subject to redemption or will have preemptive rights to purchase additional shares of either class of common stock. All outstanding shares of Class B common stock have been legally issued and are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue our preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of our holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring, or preventing a change in our control.

Anti-takeover Effects of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and our bylaws could have anti-takeover effects. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our corporate policies formulated by our board of directors. In addition, these provisions also are intended to ensure that our board of directors will have sufficient time to fulfill its fiduciary duties to us and our stockholders. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for our takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of us. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, these provisions could delay or frustrate the removal of incumbent directors or the assumption of control of us by the holder of a large block of common stock, and could also discourage or make more difficult a merger, tender offer, or proxy contest, even if such event would be favorable to the interest of our stockholders.

Special meetings of stockholders. Our bylaws preclude our stockholders from calling special meetings of stockholders or requiring the board of directors or any officer to call such a meeting or from proposing business at such a meeting. Our bylaws provide that only a majority of our board of directors, the chairman of the board or the chief executive officer can call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder cannot force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time a majority of the board of directors, the chairman of the board or the chief executive officer believes the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace board members also can be delayed until the next annual meeting.

Other limitations on stockholder actions. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. This provision may have the effect of precluding the conduct of certain business at a meeting if the proper notice is not provided and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. In addition, the ability of our stockholders to remove directors without cause is precluded.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, with the following exceptions:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•

on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following (each as more particularly described under Delaware law):

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our common stock is Computershare Shareholder Services, Inc.

Listing

Our common stock is listed on The Nasdaq Stock Market LLC’s Global Select Market under the symbol “IBKR.”